May 5, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re: Virginia Mines Inc.
Form 40-F for Fiscal Year Ended February 29, 2008
Filed May 29, 2008
Form 6-K for the Fiscal Quarter Ended November 30, 2008
Filed January 14, 2009
File No. 0-29880

Ladies and Gentlemen:

This letter from Virginia Mines Inc. (the “Company” or “Virginia”) is in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated April 22, 2009 from Mr. H. Roger Schwall, regarding the above-referenced Annual Report on Form 40-F and Report on Form 6-K, and the Company’s response letter dated March 30, 2009 with respect to the comments of the Staff in a letter dated February 27, 2009 regarding the foregoing filings. Set forth below are responses to the numbered comments. For your convenience, each response follows the sequentially numbered Comment copied from your letter of April 22, 2009. As noted, the Company would propose treating all Comments as “future” comments to be reflected in future filings beginning with the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2009, which is currently being prepared.

Form 40-F for the Year Ended February 29, 2008

Exhibit 2, Audited Financial Statements

Note 16 – United States generally accepted accounting principles (U.S. GAAP)

(a) Mining Properties, page 41

Comment (1):

We have considered your response to the prior comment 4 from our letter dated February 27, 2009. For purposes of U.S. GAAP, mineral rights include exploration permits if the permits include an option for the entity to acquire the rights to extract

U.S. Securities and Exchange Commission
May 5, 2009

and retain at least a portion of the benefits from the mineral deposits and are considered tangible assets. As such, they should be capitalized at acquisition. See EITF 04-2. Subsequent accounting for mineral rights will depend on the specific facts and circumstances, but will include evaluation for impairment and, possibly, amortization over useful lives. For purposes of impairment testing, cash flows should not be limited to proven and probable reserves. Rather, estimated cash flows should be expanded to include value beyond proven and probable reserves. See EITF 04-3.

Response (1):

In response to the above Comment, the Company confirms that, commencing with its Annual Report on Form 40-F for the fiscal year ended February 28, 2009 (the “2009 Form 40-F/AR”), which the Company plans to file with the Commission on or before May 28, 2009, The Company will modify its accounting policy with respect to mineral claim payments and acquisition of mineral properties, retroactively effective to June 1, 2004, to capitalize the direct costs to acquire or lease mineral properties and mineral rights as tangible assets in accordance with EITF 04-2. The direct costs will include the costs of signature (lease) bonuses, options to purchase or lease properties, and brokers’ and legal fees. If the acquired mineral rights relate to unproven properties, the Company will not amortize the capitalized mineral costs, but will evaluate the capitalized mineral costs periodically for impairment.

Form 6-K for the Fiscal Quarter Ended November 30, 2008

Disclosure Controls and Procedures and Internal Control over Financial Reporting, page 12

Comment (2):

We note your response to our prior comment 9 and reissue the comment; please amend your filing to address this comment.

Response (2):

Pursuant to the telephone conversation on April 24, 2009, between Norman Gholson, Esq., of the Staff and Susan Shapiro, Esq., the Company’s U.S. counsel, the Company respectfully notes that the referenced disclosure in the Company’s Form 6-K is required only under Canadian law and is not required under U.S. law as the disclosure is provided as part of the Company’s Management’s Discussion and Analysis with respect to an interim quarterly period, as filed in Canada and accordingly furnished to the Commission under cover of Form 6-K. The Company has confirmed with its Canadian counsel that the disclosure as presented in the Company’s Form 6-K satisfies the applicable disclosure requirements for interim period Management’s Discussion and Analysis under Canadian law. The Company confirms that in its 2009

U.S. Securities and Exchange Commission
May 5, 2009

Form 40-F/AR, to be filed with the Commission on or before May 28, 2009, it will include information as required concerning disclosure controls and procedures and internal control over financial reporting, consistent with U.S. requirements for such disclosures in annual reports on Form 40-F, and further confirms that in future filings of Management’s Discussion and Analysis for interim quarterly periods as filed in Canada and furnished to the Commission under cover of Form 6-K, it will as applicable remove the language “are likely to believe” and will instead state whether or not the Company’s Chief Executive Officer and the Chief Financial Officer believe that this new procedure will eliminate the material weakness.

Comment (3):

We note your response to our prior comment 10 and reissue the comment; please amend your filing to address this comment.

Response (3):

In response to the above comment, please reference the Company’s response to Comment (2) above. The Company has confirmed with its Canadian counsel that the disclosure as presented in the Company’s Form 6-K satisfies the applicable disclosure requirements for interim period Management’s Discussion and Analysis under Canadian law. The Company confirms that in its 2009 Form 40-F/AR, it will include information as required concerning disclosure controls and procedures and internal control over financial reporting, consistent with U.S. requirements for such disclosures in annual reports on Form 40-F, and further confirms that in future filings of Management’s Discussion and Analysis for interim quarterly periods as filed in Canada and furnished to the Commission under cover of Form 6-K, it will as applicable omit the language “are satisfied with it” and will instead state whether or not the foregoing officers concluded that internal control over financial reporting was effective. Under Canadian law, the Company is required to include disclosures concerning the conclusions of the Chief Executive Officer and Chief Financial Officer about the effectiveness of its disclosure controls and procedures and its internal control over financial reporting as of the fiscal year end only. The disclosure included in the referenced Form 6-K was so included to meet requirements under Canadian law with respect to remediation measures undertaken by the Company to correct a material weakness in internal control identified in connection with the Company’s evaluation of internal control as of its prior fiscal year end, as previously disclosed by the Company.

In connection with the above responses, the Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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May 5, 2009

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Mr. Schwall’s letter of April 22, 2009. If you have any questions, please do not hesitate to call the undersigned at (418) 694-9832.

Very truly yours,

VIRGINIA MINES INC.

By: /s/ Robin Villeneuve
Robin Villeneuve
Chief Financial Officer

cc: Ms. Suying Li
Mr. Norman Gholson